AEM SPA



05009320



FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/298/2005/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)



SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
WASH. D.C.
198
SECTION

BY COURIER

June 22, 2005

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone
Company Secretary



PROCESSED
JUN 29 2005

Encl.

3117 - 3.2004





PRESS RELEASE

Transition to the new accounting principles
Change in Aem S.p.A. company calendar events for 2005
Appointment of Committees

Milan, 22nd June 2005 – AEM's Board of Directors, chaired by Mr Giuliano Zuccoli, decided, as regards the transition to the new accounting principles, that the first interim statement to be drawn up using the provisions laid down under the international accounting standards will be the half-yearly accounts of the Aem Group as at 30th June 2005. Herewith, please find the up-to-date calendar for the main company events in 2005:

- *29 September 2005*
  Board of Directors meeting for the approval of the 1st semester operating results as at 30 June 2005.
- *28 October 2005 (1st call) – 4 November 2005 (2nd call)*
  Shareholders' meeting in order to inform and notify shareholders on the current financial progress and future of the company in terms of the second paragraph of Article 12 of the Articles of Association.
- *10 November 2005*
  Board of Directors meeting for the approval of the 3rd quarter operating results as at 30 September 2005.

* * *

Further, the Board of Directors:

- regarded the following Directors as independent: Mr Dario Cassinelli, Mr Mario Mauri, Mr Umberto Quadrino, Mr Alberto Sciumè and Mr Antonio Taormina;
- appointed Mr Giuliano Zuccoli, Mr Mario Mauri and Mr Aldo Scarselli, as members of the Compensation Committee;
- appointed Mr Dario Cassinelli, Mr Umberto Quadrino and Mr Alberto Sciumè, as members of the Internal Control Committee.

For further information:
Investor Relations
Tel. 027720.3879
ir@aem.it
www.aem.it